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                             February 3, 2022

       Mark Keating
       Chief Financial Officer
       NAAC Holdco, Inc.
       13274 Fiji Way, Suite 600
       Marina del Rey, California 90292

                                                        Re: NAAC Holdco, Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted January
7, 2022
                                                            CIK No. 0001899770

       Dear Mr. Keating:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Cover Page

   1. We note that BICS will hold a majority interest in New Holdco regardless of the redemption scenario. As
such, please disclose on the cover page, proxy
                                                        statement/prospectus
summary and risk factors sections that you will be a controlled company under the
Nasdaq corporate governance standards following the merger.
       Interests of the Sponsor and NAAC Directors, page 5

   2. Please quantify the aggregate dollar amount and describe the nature of what your Sponsor and its affiliates have
at risk that depends on completion of a business combination.
                                                        Include the current
value of securities held, loans extended, fees due, and out-of-pocket
 Mark Keating
FirstName LastNameMark Keating
NAAC Holdco,  Inc.
Comapany3,NameNAAC
February   2022       Holdco, Inc.
February
Page 2 3, 2022 Page 2
FirstName LastName
         expenses for which your Sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
3. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
Summary of the Proxy Statement/Prospectus
PIPE Financing, page 5

4.       Please disclose whether NAAC   s sponsor, directors, officers, or
their affiliates will
         participate in the PIPE financing.
Redemption Rights, page 7

5. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Ownership of New Holdco After the Acquisition Closing, page 8

6. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including interim redemption levels.
7. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
TeleSign has material customer concentration..., page 23

8. Please identify the two customers that account for a material portion of TeleSign's revenues and disclose the material terms of your agreements with these customers including the term and any termination provisions.
Risk Factors
TeleSign has important strategic partnerships with BICS and Proximus, page 26

9.       We note that you are party to several agreements with BICS and
Proximus. Please
         disclose the material terms of these related party agreements including the term and termination provisions and file them as exhibits. Refer to Item 601(b)(10)(ii)(A) of
         Regulation S-K.
 Mark Keating
FirstName LastNameMark Keating
NAAC Holdco,  Inc.
Comapany3,NameNAAC
February   2022       Holdco, Inc.
February
Page 3 3, 2022 Page 3
FirstName LastName
TeleSign tracks certain operational metrics..., page 31

10. Please provide examples of the limitations of your internal tools and systems for tracking your operational metrics.
NAAC's Initial Shareholders have agreed to vote . . ., page 47

11. We note that certain parties have agreed to vote in favor of the business combination.
         Please disclose any consideration provided in exchange for this agreement.
The Proposed Organizational Documents will provide . . . , page 61

12. Please revise to disclose the uncertainty surrounding the enforceability of the exclusive forum provisions with regard to federal securities law claims. In this regard, we note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, please revise to address any risks and impact upon investors, such as increased costs to bring a claim. Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro forma Condensed Financial Information
Note 1 - Description of the Business Combination, page 72

13. Please disclose if the New Holdco Warrants include a down round provision. If so, disclose the nature and the financial statement impact of the triggering events. In this regard, we note your disclosure on pages 126 and 128 regarding a constructive distribution and related triggers elsewhere in your filing. As appropriate, please update
         Note 7 - Shareholder's Equity ("Warrants") on page F-36 of NAAC's financial statements.
Note 5 - Income per Share, page 73

14. Please disclose the nature and form of participation of the participating securities in undistributed earnings, as presented under the two class method.
15. Refer to the table on page 74. Please disclose the common stock equivalents and the related number of shares included in your calculation of "Pro forma weighted average
         shares outstanding     diluted."
The Business Combination
Related Agreements
The Stockholders Agreement, page 97

16. We note that the company and certain stockholders will be party to a Stockholders
         Agreement, which includes certain provisions regarding director appointments. Please revise this section to clarify if there is any arrangement or understanding between any director and any other person pursuant to which such director was or is to be selected as a
 Mark Keating
FirstName LastNameMark Keating
NAAC Holdco,  Inc.
Comapany3,NameNAAC
February   2022       Holdco, Inc.
February
Page 4 3, 2022 Page 4
FirstName LastName
         director or nominee. Refer to Item 401(a) of Regulation S-K and Item 18(a)(7) of Form S-
         4.
Background of the Business Combination, page 99

17. If a sponsor, a member of management or affiliates have a track record with SPACs, please provide balanced disclosure about this record and the outcomes of the prior transactions. Please also disclose if the sponsor has other SPACs in the process of
         searching for a target company, whether the SPAC   s sponsors
considered more than one
         active SPAC to be the potential acquirer and how the final decision was reached.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
TeleSign, page 150

18.      We note your disclosure that you support eight of the ten world   s
largest digital
         enterprises. Please clarify whether these customers represent a material portion of your revenues.
Key Business Metrics, page 151

19. We note that you highlight your net revenue retention rate. Please tell us whether management uses revenue retention rate in assessing the performance of the business and what consideration you have given to including this metric in your key performance indicators.
Management's Discussion of Financial Condition and Results of Operations
Key Business Metrics
Adjusted EBITDA, page 153

20. We note your yearly litigation costs which increased significantly during 2020. Please tell us why it is appropriate to adjust for these costs in your presentation of Adjusted
         EBITDA. Refer to Q&A 100.01 of the Division's C&DI on Non-GAAP
Financial
         Measures.
21. Unless otherwise reported in Note 12 on page F-60, please disclose the related legal proceedings, if other than ordinary routine litigation incidental to your business, and cross reference elsewhere in your filing. Refer to ASC 450-20-50 and Item 103 of Regulation
         S-K.
Results of Operations for the Years Ended December 31, 2021 and 2020
Revenue, page 156

22. Please disclose the nature of the transactions and/or services that contributed to the increase in revenues for each of your communications and digital identify segments. So that it is transparent to investors, clarify whether these transactions were generated by new customers or additional services purchased by existing customers. Mark Keating
FirstName LastNameMark Keating
NAAC Holdco,  Inc.
Comapany3,NameNAAC
February   2022       Holdco, Inc.
February
Page 5 3, 2022 Page 5
FirstName LastName
Information about TeleSign
Market Opportunity, page 170

23. Please disclose the method by which you calculate your total addressable market and its estimated growth along with any underlying assumptions and limitations. Also, disclose the source for your statement that identity fraud led to consumer loss of $43 billion in
         2020.
Executive Compensation
TeleSign's Executive Officer and Director Compensation, page 204

24. Please file the employment agreements with Messrs. Burton, Dhondt and Seyler as exhibits to your registration statement. Refer to Item
601(b)(10)(iii)(A) of Regulation S-
         K.
Beneficial Ownership of Securities, page 225

25. Please disclose the natural persons who exercise voting and dispositive powers with respect to the securities owned by entities such as RP Investment Advisors LP and
         Highbridge Capital Management.
Certain Relationships and Related Party Transactions
NAAC Founder Shares, page 226

26. Please disclose the exceptions to the lock-up agreements. North Atlantic Acquisition Corp
Notes to Financial Statements - December 31, 2020
Note 7 - Shareholder's Equity, page F-36

27. As disclosed regarding Class B ordinary shares, in the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, 20% of the total number of
         Class A ordinary shares outstanding after such conversion. However, on page 226, you stated that the Initial Shareholders have waived such provision and any other adjustments or anti-dilution protections that arise in connection with the issuance of any equity of
         NAAC. Please reconcile the inconsistency in your disclosure and make clear as follows:
             the nature of adjustments or anti-dilution provisions, if other than standard, that have been waived;
             the financial statement impacts of such provisions and the waiver thereafter; and
             the conversion of NAAC Class B ordinary shares to NAAC Class A ordinary shares on a one-for-one basis following the waiver.
Torino Holding Corporation
Notes to Consolidated Financial Statements As of and for the Years Ended December 31, 2020
 Mark Keating
NAAC Holdco, Inc.
February 3, 2022
Page 6
and 2019
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-50

28. We note the Company fully constrains the variable portion of revenue due to the difficulty in estimating the variable pricing components. Please explain in greater detail why you are unable to estimate a minimum amount of variable consideration for your variable pricing arrangements other than the prompt payment discount. Additionally, please disclose:
          the percentage of revenue derived from fixed versus variable components; and
          the length of time it takes for variability to be resolved for other than the prompt payment discount.

Torino Holding Corporation
Notes to Consolidated Financial Statements As of and for the Years Ended December 31, 2020
and 2019
Note 16. Subsequent Events
Related Party Transactions, page F-63

29. In your updated financial statements, please make clear whether such rent concessions, including the extension of the lease term and the rent abatements, constitute a
      modification to your corporate office lease agreement. Refer to the FASB Staff Q&A
      (Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of
      the COVID-19 Pandemic) if applicable.
30.   Please disclose the transaction price for the 3-year agreement (
Proximus Framework
      Agreement   ) under which Proximus will provide administrative services to the Company.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameMark Keating
                                                            Division of
Corporation Finance
Comapany NameNAAC Holdco, Inc.
                                                            Office of
Technology
February 3, 2022 Page 6
cc:       Ari Edelman
FirstName LastName